Filed by 1Life Healthcare, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Iora Health, Inc.
(Commission File No. 001-39203)

This filing relates to the proposed merger of Iora Health, Inc. (“Iora”), a Delaware Corporation (“Iora Health”), with SB Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of 1Life Healthcare, Inc., a Delaware corporation (“One Medical”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 6, 2021, by and among One Medical, Merger Sub, Iora and Fortis Advisors LLC, solely in its capacity as the representative of the stockholders of Iora.

Iora’s Transaction-focused Canopy Page FAQs
Definitions to Help Understand the FAQ’s
● The transaction/June 7 announcement: One Medical and Iora Health have signed a merger agreement and announced our intention to combine companies (i.e. Iora will become a part of One Medical). The transaction is subject to customary closing conditions and regulatory approval.
● Close/Closing Date: This is the day when the merger closes because the closing conditions have been met and the regulatory approvals have been obtained. This is the date when Iora Health officially becomes a part of One Medical
Frequently Asked Questions
1. Why did Iora decide to combine with One Medical?
a. We believe joining with One Medical will allow us both to accelerate our efforts to provide better care to patients and transform the industry.
b. Our organizations share an aligned focus of transforming healthcare to deliver better health, better care, and better value.
c. Both of our organizations are known for delighting patients and using technology platforms that enable engagement with our patients to improve health outcomes. Together, we can continue to grow the populations that we serve and learn from each other's expertise to improve the care for our patients.
d. One Medical and Iora Health share similar organizational values, intentional cultures, focus on clinical excellence and commitment to remarkable patient care . Together we have the opportunity to serve the majority of the United States through a combined mission-

driven, human-centered primary care organization that leverages technology and innovation. Bringing our two organizations together will allow us to transform health care at greater scale across more communities, and for every stage of life.
2. What can I say about this to my friends and family?
a. Since this deal will now undergo a standard regulatory review, we ask that you refrain from discussing or speculating beyond what has been publicly announced. If you receive questions from family or friends, please point them to our press release https://investor.onemedical.com/news-releases/news-release-details/one-medical-announces-agreement-acquire-iora-health.
3. What if I get a question from a journalist/the media?
a. Per our usual process, please refer all inquiries from the media to Kathleen Haley (Vice President of Communications) or to press@iorahealth.com
4. Can I post on social media?
a. Please feel free to share the social media posts from Iora Health and/or One Medical about today’s announcement. Given that this deal will now undergo a standard regulatory review, please refrain from discussing or speculating about this deal beyond what’s in the release and posts.
b. As always, you should follow Iora Health’s social media policy and code of conduct.
5. Will there be career opportunities at One Medical for me or my team members?
a. We certainly believe that there will be great opportunities for many Iora team members as part of the combined company.
6. Tell me more about One Medical
a. One Medical is a national, leading human-centered and technology-powered, primary care organization with seamless digital health and inviting in-office care, convenient to where people work, shop, live and click. As of December 31, 2020, One Medical had more than half a million members, who primarily have commercial insurance (mostly under 65 years old), in 13 markets across the country. Visit the One Medical Website to learn more.

7. How would you describe One Medical’s company culture?
a. A group of Iora leaders has been working with leaders at One Medical over the last several months to explore this opportunity and prepare for this announcement. We have observed -- through hours of thoughtful, collaborative conversations -- how similar One Medical’s culture is to Iora’s, and how we share a common philosophy. One Medical is mission-driven, focused on clinical excellence and human-centered care, just like Iora.
b. One Medical leaders talk about their organization in ways that are strikingly similar to the way we describe Iora. These are the words One Medical uses to describe their culture:
i. Human-centered

ii. Team-based
iii. Intellectually Curious
iv. Unbounded-Thinking
v. Driven to Excel
8. To what extent will jobs change for Iora employees?
a. The One Medical leadership team is excited about the work that Iora team members do every day to provide great care for our patients, whether that be directly in practice roles and market-based roles, or indirectly in Nest or MinneNest roles.
b. While we have announced our intent to combine the two companies as part of One Medical, there are a number of steps to go through before it is finalized (also called “closing”). We expect closing to occur in the coming months.
c. After the deal closes (assuming approval), Iora will be part of One Medical. We will continue to pursue the same goals we always have, following our 8 Key Drivers that we use to measure our performance.
d. We do not anticipate major changes for most Iora employees -- we will continue to see patients in our practices (and virtually), grow the number of patients we serve, build software, workflows and data tools that support care, recruit and onboard new colleagues, and all the other things that make Iora successful.
9. Will my manager or reporting relationship change?
a. For the foreseeable future we do not expect reporting relationships to change for the vast majority of Iora employees. Over the long term we believe that this combination will create career opportunities for Iora employees as the combined company will have more than 2,500 employees and the intent is to grow rapidly -- launching new practices and markets, and investing in new ways to delight and serve our patients.
10. What is Rushika’s new role ?
a.Rushika will be the Chief Innovation Officer for the combined company after the transaction closes. In this role, Rushika will collaborate closely with Amir Rubin, One Medical’s CEO, on the direction of the combined company. Iora will be a part oof One Medical and each member of the executive team will play a critical role in the strategy and future of the company. Individual roles will be determined in the months ahead.
11. How do One Medical’s benefits compare to Iora’s and what will happen with my current Iora benefits?
a. In general, Iora’s benefits and One Medical’s benefits are very comparable. We expect current Iora benefits to continue through December 31, 2021. After the deal closes we will begin to plan together (with the One Medical HR team) and will communicate additional benefit-related details to employees as they are available.
11. What will happen to Iora’s Annual Performance and Compensation Review Process that typically happens during Q2?

a. We are proceeding with Iora’s annual performance and compensation review process during Q2 with no changes.
12. Will we combine Iora and One Medical care teams/practices in markets where both companies provide patient care?
a. While no final decisions have been made, we expect for the foreseeable future to operate Iora-branded practices and One Medical-branded practices as they are today. Both companies currently provide care in several of the same markets and we will work together to explore opportunities to share resources and learn from each other.
b. While Iora and One Medical patients will probably not (at least in the near term) cross back and forth between locations for care, having greater scale across more communities will allow us to serve more patients for every stage of life.

13. Will there be layoffs at Iora?
a. In the immediate future and the period after the deal closes we do not expect layoffs of Iora employees. Our intention is to continue to grow rapidly by, for instance, entering new markets and building new practices. With this intention, we expect new roles will be created and we hope to create exciting career opportunities for Iora team members.
14. Are we going to continue to open a new Nest office in Boston as planned? We are continuing to research and explore office options in the downtown Boston area.
15. One Medical is based in San Francisco, will our roles (Nest or MinneNest) move to California?
a. We do not currently anticipate that Iora employees will need to relocate to fulfill their job responsibilities.
16. How will Iora fit into the One Medical organization structure and how will the Iora Health brands be treated?
a. Following the closing, Iora Health will be a part of One Medical and will continue to focus on our goals of serving Medicare-eligible patients with human-centered, value based care as we do today. The Iora team will benefit from collaboration across the larger One Medical enterprise, and will be accountable for achieving the same performance goals we are working toward today. Similar to Iora Health’s corporate structure, 1Life Healthcare, Inc. is the administrative and managerial services company for the affiliated One Medical physician-owned professional corporations that deliver medical services in-office and virtually. 1Life and the One Medical entities do business under the “One Medical” brand.
b. Exactly how we will treat the Iora Health brands is something that we will work together with One Medical (after the closing of the deal) to determine what makes the most sense. This decision, along with hundreds of others, will be part of our integration planning process, which we anticipate will begin soon.

17. What happens to the Iora mission, vision, values and culture?
a. One of the most exciting parts of getting to know the One Medical leadership team over the past several months has been seeing how aligned our mission and vision statements, corporate cultures and organizational values are. Since our founding, both companies have been very intentional about developing a compelling workplace culture. Any evolution to our culture would build on this strong foundation shared by both companies.
18. Will the Iora care model change and how does this benefit patients?
a.Pending the completion of closing, it will be business as usual and there will be no immediate change in Iora’s care model. That said, Iora’s care model is continuously changing and improving as we develop new ways of caring for our patients. Compared to one year ago, there are many things we do differently each day -- some changes due to the pandemic and others due to learning and improvement initiatives. We expect that combining into one company will create opportunities for Iora teams to learn from One Medical’s care model and for One Medical teams to learn from Iora’s care model with the intention of improving the care that we deliver to our patients.
19. What EHR will Iora use? (Will Chirp continue?)
a. Chirp has been designed and built to support Iora’s unique value based care model. Pending the completion of closing, we anticipate continuing to use Chirp as we do today for Iora patient care, and plan to continue to enhance Chirp in ways that will improve care and make the work of our care teams easier. One Medical has a large and talented technology team. We are excited to learn more about how their tools and workflows can be applied to benefit Iora patients and care teams.

This material has been made available to you with the consent of 1Life Healthcare, Inc. (“One Medical”) and Iora Health, Inc. (“Iora”).

Additional Information and Where to Find It

One Medical plans to file with the SEC, and the parties plan to furnish to the security holders of Iora and One Medical, a Registration Statement on Form S-4, which will constitute a prospectus and proxy statement of One Medical and will include an information statement of Iora, in connection with the proposed Merger, referred to as a proxy statement/prospectus, whereupon the separate corporate existence of Merger Sub shall cease and Iora shall continue as the surviving corporation of the Merger as a direct wholly owned subsidiary of One Medical. The proxy statement/prospectus described above will contain important information about One Medical, Iora, the proposed Merger and related matters. A proxy statement/prospectus will be sent to all One Medical stockholders. One Medical also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of One Medical are urged to read the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Merger as they become available because they will contain important information about the proposed Merger.

Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by One Medical through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from One Medical by contacting One Medical’s Investor Relations by email at investor@onemedical.com, or by going to the One Medical web page at https://investor.onemedical.com and clicking on the links titled “Financial Information” and “Investor Services.”

Participants in the Solicitation

The respective directors and executive officers of One Medical and Iora may be deemed to be participants in the solicitation of proxies from One Medical’s stockholders and written consents from the security holders of Iora in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above

Forward Looking Statements

This FAQ contains express and implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed Merger. All statements contained in this FAQ other than statements of historical facts, including business strategy and plans and objectives for future operations, are forward-looking statements. The words “anticipate,” believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “assume,” “project,” “will”, “plan” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, and you should not rely upon the forward-looking statements as predictions of future events. The future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, the ability of One Medical to timely and successfully achieve the anticipated benefits of the Merger and the impact of health epidemics, including the COVID-19 pandemic, on the parties’ respective businesses and the actions the parties may take in response thereto. Although One Medical and Iora believe that the expectations reflected in the forward-looking statements are reasonable, it cannot be guaranteed that future results, levels of activity, performance, achievements or events and circumstances reflected in the forward-looking statements will occur. Except to the extent required by law, One Medical does not undertake to update any of these forward-looking statements after the date of this presentation to conform these statements to actual results or revised expectations. A discussion of factors that may affect future results, including under the heading titled “Risk Factors”, is contained in One Medical’s SEC filings, including the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which may be accessed at www.sec.gov.

Email to All Iora Employees
From: Rushika

Subject Line: Exciting Announcement: Iora Health and One Medical to come together

Dear Iora Colleagues,
I am thrilled that Iora Health and One Medical have entered a merger agreement and plan to combine companies, subject to customary closing conditions and regulatory approval. Minutes ago, One Medical and Iora Health sent out a joint press release to share this exciting news and I wanted to make sure you heard this news from me first.

Chris McKown and I founded Iora in 2010 with a vision to transform healthcare for everyone. Our mission has been to restore humanity to healthcare, and we believe that human-centered, valued-based primary care is the best way to do that. We are enormously proud of what we have created and yet we have much more that we still want to accomplish as part of that mission.

As you know, in order to transform healthcare we need to attract the best talent, reach more patients, create deep relationships, and deploy underlying technology built to deliver exceptional care to our patients. We believe that combining our efforts with One Medical will allow us to accelerate that transformation.

I am incredibly excited about the opportunity to join together with One Medical because we share the same objective: to delight millions of patients (members) through better health and better care while reducing total costs and improving the healthcare system. And, as importantly, we share the same organizational values, intentional culture, focus on clinical excellence and commitment to remarkable patient care.

Iora and One Medical are widely considered innovators in technology-powered primary care. Bringing our teams together to serve both commercial and Medicare populations will allow us to transform health care at greater scale across more communities, and for every stage of life. This is incredibly important and exciting!

We do not anticipate major changes for most Iora employees -- we will continue to see patients in our practices (and virtually), grow the number of patients we serve, build software, workflows and data tools that support care, recruit and onboard new colleagues, and all the other things that make Iora successful.
I will be holding two special Iora in Motion sessions today with Amir Rubin, CEO of One Medical, so that we can share more about why we think this is an exciting opportunity for both companies. Please join one of these two sessions -- whichever is more convenient for your schedule:
8.30 am Pacific/ 11.30 am Eastern - Zoom link
9.00 am Pacific/12.00pm Eastern - Zoom link

During these sessions, we will review the announcement and also answer questions from team members.
We will share additional information on Canopy about this announcement, including Frequently Asked Questions (FAQ). There you will also find a form to submit additional questions.
We would not be here without the incredible work that each and every Iora team member does every day to serve our patients. Thank you, and I’m looking forward to this next chapter of our work together.

Rushika

This material has been made available to you with the consent of 1Life Healthcare, Inc. (“One Medical”) and Iora Health, Inc. (“Iora”).

Additional Information and Where to Find It

One Medical plans to file with the SEC, and the parties plan to furnish to the security holders of Iora and One Medical, a Registration Statement on Form S-4, which will constitute a prospectus and proxy statement of One Medical and will include an information statement of Iora, in connection with the proposed Merger, referred to as a proxy statement/prospectus, whereupon the separate corporate existence of Merger Sub shall cease and Iora shall continue as the surviving corporation of the Merger as a direct wholly owned subsidiary of One Medical. The proxy statement/prospectus described above will contain important information about One Medical, Iora, the proposed Merger and related matters. A proxy statement/prospectus will be sent to all One Medical stockholders. One Medical also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of One Medical are urged to read the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Merger as they become available because they will contain important information about the proposed Merger.

Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by One Medical through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from One Medical by contacting One Medical’s Investor Relations by email at investor@onemedical.com, or by going to the One Medical web page at https://investor.onemedical.com and clicking on the links titled “Financial Information” and “Investor Services.”

Participants in the Solicitation

The respective directors and executive officers of One Medical and Iora may be deemed to be participants in the solicitation of proxies from One Medical’s stockholders and written consents from the security holders of Iora in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above

Forward Looking Statements

This email contains express and implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed Merger. All statements contained in this email other than statements of historical facts, including business strategy and plans and objectives for future operations, are forward-looking statements. The words “anticipate,” believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “assume,” “project,” “will”, “plan” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, and you should not rely upon the forward-looking statements as predictions of future events. The future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, the ability of One Medical to timely and successfully achieve the anticipated benefits of the Merger and the impact of health epidemics, including the COVID-19 pandemic, on the parties’ respective businesses and the actions the parties may take in response thereto. Although One Medical and Iora believe that the expectations reflected in the forward-looking statements are reasonable, it cannot be guaranteed that future results, levels of activity, performance, achievements or events and circumstances reflected in the forward-looking statements will occur. Except to the extent required by law, One Medical does not undertake to update any of these forward-looking statements after the date of this presentation to conform these statements to actual results or revised expectations. A discussion of factors that may affect future results, including under the heading titled “Risk Factors”, is contained in One Medical’s SEC filings, including the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which may be accessed at www.sec.gov.

Canopy Landing Page
Headline: Iora Health and One Medical to Come Together

Today is an exciting day for Iora Health! We are thrilled that Iora Health and One Medical have entered a merger agreement and plan to combine companies, subject to customary closing conditions and regulatory approval. We believe that our two companies are better together. Bringing our two companies together to serve both commercial and Medicare populations will allow us to transform health care at greater scale across more communities, and for every stage of life.
Our hope is to close in the coming months. Given this, we have included the information we currently have here on Canopy to ensure that Iora team members can get more familiar with One Medical and find answers to commonly asked questions. While there will be questions that do not (yet) have answers, over the next few months we will work through many of these questions and we will provide answers here and in other forums when they become available.

Right side
Press release
Email from Rushika
Employee FAQ
Employee Equity Compensation Information
Care Team Talking Points and FAQ
One Medical Website
One Medical IR site

Have a question? Submit here

Middle section:
Comprehensive Communications Plan
We expect this announcement to get a good deal of coverage in the national news and locally in markets we serve. Because of this, we have put together a plan to ensure important audiences hear from us quickly.

Patients:
We will send a short email to all patients who have email addresses in Chirp on the day of the announcement. We will send a hard copy letter to those patients who do not have an email address in their Chirp record. These letters will arrive a few weeks after the announcement.

Key points we cover with patients are:
–Our excitement about the announcement
–Our shared commitment (Iora and One Medical) to excellent care and shared vision to transform healthcare

–Pending the completion of closing, it will be business as usual and there will be no immediate change in Iora’s care model or teams..
–Their team at Iora will continue to focus on providing them with the same great care they’ve come to expect.

Brokers:
We will forward the patient email to brokers to let them know about this announcement and thank them for their partnership. This email will be sent the day after the announcement.

Internal Frequently Asked Questions
The below questions and answers have been created for employees. For a few key questions and answers for patients, please go to Iora Primary Care’s website.

This material has been made available to you with the consent of 1Life Healthcare, Inc. (“One Medical”) and Iora Health, Inc. (“Iora”).

Additional Information and Where to Find It

One Medical plans to file with the SEC, and the parties plan to furnish to the security holders of Iora and One Medical, a Registration Statement on Form S-4, which will constitute a prospectus and proxy statement of One Medical and will include an information statement of Iora, in connection with the proposed Merger, referred to as a proxy statement/prospectus, whereupon the separate corporate existence of Merger Sub shall cease and Iora shall continue as the surviving corporation of the Merger as a direct wholly owned subsidiary of One Medical. The proxy statement/prospectus described above will contain important information about One Medical, Iora, the proposed Merger and related matters. A proxy statement/prospectus will be sent to all One Medical stockholders. One Medical also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of One Medical are urged to read the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Merger as they become available because they will contain important information about the proposed Merger.

Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by One Medical through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from One Medical by contacting One Medical’s Investor Relations by email at investor@onemedical.com, or by going to the One Medical web page at https://investor.onemedical.com and clicking on the links titled “Financial Information” and “Investor Services.”

Participants in the Solicitation

The respective directors and executive officers of One Medical and Iora may be deemed to be participants in the solicitation of proxies from One Medical’s stockholders and written consents from the security holders of Iora in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above

Forward Looking Statements

This intranet page contains express and implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed Merger. All statements contained in this intranet page other than statements of historical facts, including business strategy and plans and objectives for future operations, are forward-looking statements. The words “anticipate,” believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “assume,” “project,” “will”, “plan” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, and you should not rely upon the forward-looking statements as predictions of future events. The future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, the ability of One Medical to timely and successfully achieve the anticipated benefits of the Merger and the impact of health epidemics, including the COVID-19 pandemic, on the parties’ respective businesses and the actions the parties may take in response thereto. Although One Medical and Iora believe that the expectations reflected in the forward-looking statements are reasonable, it cannot be guaranteed that future results, levels of activity, performance, achievements or events and circumstances reflected in the forward-looking statements will occur. Except to the extent required by law, One Medical does not undertake to update any of these forward-looking statements after the date of this presentation to conform these statements to actual results or revised expectations. A discussion of factors that may affect future results, including under the heading titled “Risk Factors”, is contained in One Medical’s SEC filings, including the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which may be accessed at www.sec.gov.

Email to Iora Patients

Subject Line: Exciting announcement from Iora Primary Care
Subhead in Email: Iora and One Medical Plan to Come Together

Dear Patient,
Iora Primary Care was founded with a vision to transform healthcare for everyone. Our mission is to restore humanity to healthcare. We believe that our relationship-based model is the best way to do that.

Today, we announced that we plan to combine with One Medical, a company dedicated to primary care that has a similar vision and mission to ours, in our journey to transform healthcare. Coming together will allow us to serve a wider range of people and transform health care across more communities.

While we made an announcement today, there are a number of steps to go through before the merger is closed, which is expected to occur in the coming months. Pending the completion of closing, it will be business as usual and you will see no immediate change in Iora’s care model or teams. This means that your team will continue to focus on providing you with the same great care you’ve come to expect.

If you have any questions, we have added some questions and answers to Iora Primary Care’s website.

Thank you for trusting us with your care.

Your team at Iora Primary Care

This material has been made available to you with the consent of 1Life Healthcare, Inc. (“One Medical”) and Iora Health, Inc. (“Iora”).

Additional Information and Where to Find It

One Medical plans to file with the SEC, and the parties plan to furnish to the security holders of Iora and One Medical, a Registration Statement on Form S-4, which will constitute a prospectus and proxy statement of One Medical and will include an information statement of Iora, in connection with the proposed Merger, referred to as a proxy statement/prospectus, whereupon the separate corporate existence of Merger Sub shall cease and Iora shall continue as the surviving corporation of the Merger as a direct wholly owned subsidiary of One Medical. The proxy statement/prospectus described above will contain important information about One Medical, Iora, the proposed Merger and related matters. A proxy statement/prospectus will be sent to all One Medical stockholders. One Medical also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of One Medical are urged to read the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Merger as they become available because they will contain important information about the proposed Merger.

Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by One Medical through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from One Medical by contacting One Medical’s Investor Relations by email at investor@onemedical.com, or by going to the One Medical web page at https://investor.onemedical.com and clicking on the links titled “Financial Information” and “Investor Services.”

Participants in the Solicitation

The respective directors and executive officers of One Medical and Iora may be deemed to be participants in the solicitation of proxies from One Medical’s stockholders and written consents from the security holders of Iora in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above

Forward Looking Statements

This email contains express and implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed Merger. All statements contained in this email other than statements of historical facts, including business strategy and plans and objectives for future operations, are forward-looking statements. The words “anticipate,” believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “assume,” “project,” “will”, “plan” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, and you should not rely upon the forward-looking statements as predictions of future events. The future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, the ability of One Medical to timely and successfully achieve the anticipated benefits of the Merger and the impact of health epidemics, including the COVID-19 pandemic, on the parties’ respective businesses and the actions the parties may take in response thereto. Although One Medical and Iora believe that the expectations reflected in the forward-looking statements are reasonable, it cannot be guaranteed that future results, levels of activity, performance, achievements or events and circumstances reflected in the forward-looking statements will occur. Except to the extent required by law, One Medical does not undertake to update any of these forward-looking statements after the date of this presentation to conform these statements to actual results or revised expectations. A discussion of factors that may affect future results, including under the heading titled “Risk Factors”, is contained in One Medical’s SEC filings, including the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which may be accessed at www.sec.gov.

FAQs For Iora Primary Care Website

What did you announce?
We announced with One Medical that the two companies will combine and Iora will become part of One Medical, subject to customary closing conditions and regulatory approval. Our hope is to close in the coming months.

What will change at Iora? Will my team change?
Pending the completion of closing, it will be business as usual and you will see no immediate change in Iora’s care model or teams.

Can I go to One Medical for my Iora care?
Since the transaction still needs to go through regulatory approval, nothing will change today. We expect you to continue to get your care with your care team at Iora Primary Care.

Will my co-pays change as a result of this change?
No. This change will not have any impact on your insurance plans or co-payments based on your plans.

This material has been made available to you with the consent of 1Life Healthcare, Inc. (“One Medical”) and Iora Health, Inc. (“Iora”).

Additional Information and Where to Find It

One Medical plans to file with the SEC, and the parties plan to furnish to the security holders of Iora and One Medical, a Registration Statement on Form S-4, which will constitute a prospectus and proxy statement of One Medical and will include an information statement of Iora, in connection with the proposed Merger, referred to as a proxy statement/prospectus, whereupon the separate corporate existence of Merger Sub shall cease and Iora shall continue as the surviving corporation of the Merger as a direct wholly owned subsidiary of One Medical. The proxy statement/prospectus described above will contain important information about One Medical, Iora, the proposed Merger and related matters. A proxy statement/prospectus will be sent to all One Medical stockholders. One Medical also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of One Medical are urged to read the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Merger as they become available because they will contain important information about the proposed Merger.

Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by One Medical through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from One Medical by contacting One Medical’s Investor Relations by email at investor@onemedical.com, or by going to the One Medical web page at https://investor.onemedical.com and clicking on the links titled “Financial Information” and “Investor Services.”

Participants in the Solicitation

The respective directors and executive officers of One Medical and Iora may be deemed to be participants in the solicitation of proxies from One Medical’s stockholders and written consents from the security holders of Iora in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above

Forward Looking Statements

This webpage contains express and implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed Merger. All statements contained on this webpage other than statements of historical facts, including business strategy and plans and objectives for future operations, are forward-looking statements. The words “anticipate,” believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “assume,” “project,” “will”, “plan” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, and you should not rely upon the forward-looking statements as predictions of future events. The future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, the ability of One Medical to timely and successfully achieve the anticipated benefits of the Merger and the impact of health epidemics, including the COVID-19 pandemic, on the parties’ respective businesses and the actions the parties may take in response thereto. Although One Medical and Iora believe that the expectations reflected in the forward-looking statements are reasonable, it cannot be guaranteed that future results, levels of activity, performance, achievements or events and circumstances reflected in the forward-looking statements will occur. Except to the extent required by law, One Medical does not undertake to update any of these forward-looking statements after the date of this presentation to conform these statements to actual results or revised expectations. A discussion of factors that may affect future results, including under the heading titled “Risk Factors”, is contained in One Medical’s SEC filings, including the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which may be accessed at www.sec.gov.

Email Sent to Select Former Employees

Subject Line: Exciting Announcement: Iora Health and One Medical to come together

Dear Iora Alumni,
We hope you’ve seen today’s exciting news that Iora Health and One Medical have entered into a merger agreement and plan to combine companies. The transaction is subject to customary closing conditions and regulatory approval. Our hope is to close in the coming months.

Iora Health was founded in 2010 with a vision to transform healthcare for everyone. Our mission has been to restore humanity to healthcare, and we believe that human-centered, valued-based primary care is the best way to do that. We are enormously proud of what we have created and yet we have much more that we still want to accomplish as part of that mission.

As you know, in order to transform healthcare we need to attract the best talent, reach more patients, create deep relationships, and deploy underlying technology built to deliver exceptional care to our patients. We believe that combining our efforts with One Medical will allow us to accelerate that transformation.

We are incredibly excited about the opportunity to join together with One Medical because we share the same objective: to delight millions of patients (members) through better health and better care while reducing total costs and improving the healthcare system. And, as importantly, we share the same organizational values, intentional culture, focus on clinical excellence and commitment to remarkable patient care.

Iora Health and One Medical are widely considered innovators in technology-powered primary care. Bringing our teams together to serve both commercial and Medicare populations will allow us to transform healthcare at greater scale across more communities, and for every stage of life. This is incredibly important and exciting!

If you are a shareholder, we will be in touch with you closer to the date on which the deal becomes final with details about what this means in terms of the treatment and value of your options.

After reviewing the press release and accompanying materials, please don’t hesitate to reach out to communications@iorahealth.com with any questions.

Iora would not be here without your contributions as a part of the early team. Thank you.

This material has been made available to you with the consent of 1Life Healthcare, Inc. (“One Medical”) and Iora Health, Inc. (“Iora”).

Additional Information and Where to Find It

One Medical plans to file with the SEC, and the parties plan to furnish to the security holders of Iora and One Medical, a Registration Statement on Form S-4, which will constitute a prospectus and proxy statement of One Medical and will include an information statement of Iora, in connection with the proposed Merger, referred to as a proxy statement/prospectus, whereupon the separate corporate existence of Merger Sub shall cease and Iora shall continue as the surviving corporation of the Merger as a direct wholly owned subsidiary of One Medical. The proxy statement/prospectus described above will contain important information about One Medical, Iora, the proposed Merger and related matters. A proxy statement/prospectus will be sent to all One Medical stockholders. One Medical also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of One Medical are urged to read the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Merger as they become available because they will contain important information about the proposed Merger.

Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by One Medical through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from One Medical by contacting One Medical’s Investor Relations by email at investor@onemedical.com, or by going to the One Medical web page at https://investor.onemedical.com and clicking on the links titled “Financial Information” and “Investor Services.”

Participants in the Solicitation

The respective directors and executive officers of One Medical and Iora may be deemed to be participants in the solicitation of proxies from One Medical’s stockholders and written consents from the security holders of Iora in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above

Forward Looking Statements

This email contains express and implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed Merger. All statements contained in this email other than statements of historical facts, including business strategy and plans and objectives for future operations, are forward-looking statements. The words “anticipate,” believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “assume,” “project,” “will”, “plan” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, and you should not rely upon the forward-looking statements as predictions of future events. The future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, the ability of One Medical to timely and successfully achieve the anticipated benefits of the Merger and the impact of health epidemics, including the COVID-19 pandemic, on the parties’ respective businesses and the actions the parties may take in response thereto. Although One Medical and Iora believe that the expectations reflected in the forward-looking statements are reasonable, it cannot be guaranteed that future results, levels of activity, performance, achievements or events and circumstances reflected in the forward-looking statements will occur. Except to the extent required by law, One Medical does not undertake to update any of these forward-looking statements after the date of this presentation to conform these statements to actual results or revised expectations. A discussion of factors that may affect future results, including under the heading titled “Risk Factors”, is contained in One Medical’s SEC filings, including the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which may be accessed at www.sec.gov.

Email Sent to Brokers and Patients

Subject Line: Exciting announcement from Iora Primary Care

Dear Broker Partner,

Today is an exciting day for Iora! We wanted to share with you a link to a joint press release announcing the plan to combine with One Medical as well as the email that we sent to patients about this news yesterday.

One Medical is a company dedicated to primary care that has a similar vision and mission to ours. Coming together will allow us to serve a wider range of people and transform health care across more communities.

While we made an announcement yesterday, there are a number of steps to go through before the merger is closed, which is expected to occur in the coming months. Pending the completion of closing, it will be business as usual and you will see no immediate change in Iora’s care model or teams. This means that our teams will continue to focus on providing our patients with the same great care they’ve come to expect.

Thank you for being a key partner in Iora’s growth. We continue to welcome new patients at all of our locations!

Signed (broker team)

Subject Line: Exciting announcement from Iora Primary Care
Subhead Within Email: Iora and One Medical Plan to Come Together

Dear Patient,
Iora Primary Care was founded with a vision to transform healthcare for everyone. Our mission is to restore humanity to healthcare. We believe that our relationship-based model is the best way to do that.

Today, we announced that we plan to combine with One Medical, a company dedicated to primary care that has a similar vision and mission to ours, in our journey to transform healthcare. Coming together will allow us to serve a wider range of people and transform health care across more communities.

While we made an announcement today, there are a number of steps to go through before the merger is closed, which is expected to occur in the coming months. Pending the completion of closing, it will be business as usual and you will see no immediate change in Iora’s care model or teams. This means that your team will continue to focus on providing you with the same great care you’ve come to expect.

We have posted answers to the most frequently asked questions on Iora Primary Care’s website.

Thank you for trusting us with your care.

Your team at Iora Primary Care

This material has been made available to you with the consent of 1Life Healthcare, Inc. (“One Medical”) and Iora Health, Inc. (“Iora”).

Additional Information and Where to Find It

One Medical plans to file with the SEC, and the parties plan to furnish to the security holders of Iora and One Medical, a Registration Statement on Form S-4, which will constitute a prospectus and proxy statement of One Medical and will include an information statement of Iora, in connection with the proposed Merger, referred to as a proxy statement/prospectus, whereupon the separate corporate existence of Merger Sub shall cease and Iora shall continue as the surviving corporation of the Merger as a direct wholly owned subsidiary of One Medical. The proxy statement/prospectus described above will contain important information about One Medical, Iora, the proposed Merger and related matters. A proxy statement/prospectus will be sent to all One Medical stockholders. One Medical also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of One Medical are urged to read the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Merger as they become available because they will contain important information about the proposed Merger.

Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by One Medical through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from One Medical by contacting One Medical’s Investor Relations by email at investor@onemedical.com, or by going to the One Medical web page at https://investor.onemedical.com and clicking on the links titled “Financial Information” and “Investor Services.”

Participants in the Solicitation

The respective directors and executive officers of One Medical and Iora may be deemed to be participants in the solicitation of proxies from One Medical’s stockholders and written consents from the security holders of Iora in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above

Forward Looking Statements

This email contains express and implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed Merger. All statements contained in this email other than statements of historical facts, including business strategy and plans and objectives for future operations, are forward-looking statements. The words “anticipate,” believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “assume,” “project,” “will”, “plan” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, and you should not rely upon the forward-looking statements as predictions of future events. The future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, the ability of One Medical to timely and successfully achieve the anticipated benefits of the Merger and the impact of health epidemics, including the COVID-19 pandemic, on the parties’ respective businesses and the actions the parties may take in response thereto. Although One Medical and Iora believe that the expectations reflected in the forward-looking statements are reasonable, it cannot be guaranteed that future results, levels of activity, performance, achievements or events and circumstances reflected in the forward-looking statements will occur. Except to the extent required by law, One Medical does not undertake to update any of these forward-looking statements after the date of this presentation to conform these statements to actual results or revised expectations. A discussion of factors that may affect future results, including under the heading titled “Risk Factors”, is contained in One Medical’s SEC filings, including the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which may be accessed at www.sec.gov.

Email Sent to Certain Shareholders

Subject Line: Exciting Announcement: Iora Health and One Medical to come together

Dear Shareholders,

We hope you’ve seen today’s exciting news that Iora Health and One Medical have entered a merger agreement and plan to combine companies, subject to customary closing conditions and regulatory approval.

Iora was founded in 2010 with a vision to transform healthcare for everyone. Our mission has been to restore humanity to healthcare, and we believe that human-centered, valued-based primary care is the best way to do that. We are enormously proud of what we have created and yet we have much more that we still want to accomplish as part of that mission.

As you know, in order to transform healthcare we need to attract the best talent, reach more patients, create deep relationships, and deploy technology built to deliver exceptional care to our patients. We believe that combining our efforts with One Medical will allow us to accelerate that transformation.

We are incredibly excited about the opportunity to join together with One Medical because we share the same objective: to delight millions of patients (members) through better health and better care while reducing total costs and improving the healthcare system. And, as importantly, we share the same organizational values, intentional culture, focus on clinical excellence and commitment to remarkable patient care.

Iora and One Medical are widely considered innovators in technology-powered primary care. Bringing our teams together to serve both commercial and Medicare populations will allow us to transform healthcare at greater scale across more communities, and for every stage of life. This is incredibly important and exciting!

We will be in touch soon with more details on the transaction. Our hope is to close in the coming months.

Iora would not be here without your contributions as an investor. Thank you for your belief in the power of this vision from the very beginning.

This material has been made available to you with the consent of 1Life Healthcare, Inc. (“One Medical”) and Iora Health, Inc. (“Iora”).

Additional Information and Where to Find It

One Medical plans to file with the SEC, and the parties plan to furnish to the security holders of Iora and One Medical, a Registration Statement on Form S-4, which will constitute a prospectus and proxy statement of One Medical and will include an information statement of Iora, in connection with the proposed Merger, referred to as a proxy statement/prospectus, whereupon the separate corporate existence of Merger Sub shall cease and Iora shall continue as the surviving corporation of the Merger as a direct wholly owned subsidiary of One Medical. The proxy statement/prospectus described above will contain important information about One Medical, Iora, the proposed Merger and related matters. A proxy statement/prospectus will be sent to all One Medical stockholders. One Medical also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of One Medical are urged to read the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Merger as they become available because they will contain important information about the proposed Merger.

Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by One Medical through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from One Medical by contacting One Medical’s Investor Relations by email at investor@onemedical.com, or by going to the One Medical web page at https://investor.onemedical.com and clicking on the links titled “Financial Information” and “Investor Services.”

Participants in the Solicitation

The respective directors and executive officers of One Medical and Iora may be deemed to be participants in the solicitation of proxies from One Medical’s stockholders and written consents from the security holders of Iora in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above

Forward Looking Statements

This email contains express and implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed Merger. All statements contained in this email other than statements of historical facts, including business strategy and plans and objectives for future operations, are forward-looking statements. The words “anticipate,” believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “assume,” “project,” “will”, “plan” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, and you should not rely upon the forward-looking statements as predictions of future events. The future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, the ability of One Medical to timely and successfully achieve the anticipated benefits of the Merger and the impact of health epidemics, including the COVID-19 pandemic, on the parties’ respective businesses and the actions the parties may take in response thereto. Although One Medical and Iora believe that the expectations reflected in the forward-looking statements are reasonable, it cannot be guaranteed that future results, levels of activity, performance, achievements or events and circumstances reflected in the forward-looking statements will occur. Except to the extent required by law, One Medical does not undertake to update any of these forward-looking statements after the date of this presentation to conform these statements to actual results or revised expectations. A discussion of factors that may affect future results, including under the heading titled “Risk Factors”, is contained in One Medical’s SEC filings, including the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which may be accessed at www.sec.gov.

Iora Social Media Posts

Facebook: We are thrilled to announce that Iora Health and One Medical have entered into a merger agreement and plan to combine companies, subject to customary closing conditions and regulatory approval. One Medical shares our vision to transform healthcare and a common objective -- to delight millions of members through better health and better care while reducing total costs and improving the healthcare system. As importantly, we share the same organizational values, intentional culture, focus on clinical excellence and commitment to remarkable patient care. Bringing our two organizations together will allow us to transform health care at greater scale across more communities, and for every stage of life. www.iorahealth.com/news/announcing-one-medical/

Linkedin: We are thrilled to announce that, pending Iora Health and One Medical have entered into a merger agreement and plan to combine companies, subject to customary closing conditions and regulatory approval. One Medical shares our vision to transform healthcare and a common objective -- to delight millions of members through better health and better care while reducing total costs and improving the healthcare system. As importantly, we share the same organizational values, intentional culture, focus on clinical excellence and commitment to remarkable patient care. Bringing our two organizations together will allow us to transform health care at greater scale across more communities, and for every stage of life. www.iorahealth.com/news/announcing-one-medical/
#transformhealthcare #primarycare #team-based care #healthcare

Twitter: Thrilled to join One Medical (pending necessary approvals) to transform healthcare at greater scale across more communities, and for every stage of life. www.iorahealth.com/news/announcing-one-medical/
#transformhealthcare #primarycare #team-based care #healthcare

Email Sent to Payer Partners

I’m reaching out to share the exciting news announced earlier today that Iora Health and One Medical have entered into a merger agreement and plan to combine companies, subject to customary closing conditions and regulatory approval.

We are incredibly excited about this opportunity because we share the same objective: to delight millions of patients (members) through better health and better care while reducing total costs and improving the healthcare system. Bringing our teams together will enable us to serve patients across both commercial and Medicare populations and will allow us to transform health care at a greater scale across more communities, and for every stage of life. And, as importantly, we share the same organizational values, intentional culture, focus on clinical excellence and commitment to remarkable patient care.

While we made the announcement today, there are several steps to go through before the merger is closed, which is expected to occur in the coming months. This means that our teams will continue to focus on providing your members with the same great care they’ve come to expect.

The press release has a bit more detail and we will continue to share information as appropriate. Also, if our contractual commitments to you require us to give official notice and/or obtain consent, then we will be sending that communication separately and as required under the terms of our agreement.

I’m happy to set up a call to talk further if that would be helpful.

Thank you for your partnership.

This material has been made available to you with the consent of 1Life Healthcare, Inc. (“One Medical”) and Iora Health, Inc. (“Iora”).

Additional Information and Where to Find It

One Medical plans to file with the SEC, and the parties plan to furnish to the security holders of Iora and One Medical, a Registration Statement on Form S-4, which will constitute a prospectus and proxy statement of One Medical and will include an information statement of Iora, in connection with the proposed Merger, referred to as a proxy statement/prospectus, whereupon the separate corporate existence of Merger Sub shall cease and Iora shall continue as the surviving corporation of the Merger as a direct wholly owned subsidiary of One Medical. The proxy statement/prospectus described above will contain important information about One Medical, Iora, the proposed Merger and related matters. A proxy statement/prospectus will be sent to all One Medical stockholders. One Medical also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of One Medical are urged to read the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Merger as they become available because they will contain important information about the proposed Merger.

Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by One Medical through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from One Medical by contacting One Medical’s Investor Relations by email at investor@onemedical.com, or by going to the One Medical web page at https://investor.onemedical.com and clicking on the links titled “Financial Information” and “Investor Services.”

Participants in the Solicitation

The respective directors and executive officers of One Medical and Iora may be deemed to be participants in the solicitation of proxies from One Medical’s stockholders and written consents from the security holders of Iora in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above

Forward Looking Statements

This email contains express and implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed Merger. All statements contained in this email other than statements of historical facts, including business strategy and plans and objectives for future operations, are forward-looking statements. The words “anticipate,” believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “assume,” “project,” “will”, “plan” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, and you should not rely upon the forward-looking statements as predictions of future events. The future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, the ability of One Medical to timely and successfully achieve the anticipated benefits of the Merger and the impact of health epidemics, including the COVID-19 pandemic, on the parties’ respective businesses and the actions the parties may take in response thereto. Although One Medical and Iora believe that the expectations reflected in the forward-looking statements are reasonable, it cannot be guaranteed that future results, levels of activity, performance, achievements or events and circumstances reflected in the forward-looking statements will occur. Except to the extent required by law, One Medical does not undertake to update any of these forward-looking statements after the date of this presentation to conform these statements to actual results or revised expectations. A discussion of factors that may affect future results, including under the heading titled “Risk Factors”, is contained in One Medical’s SEC filings, including the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which may be accessed at www.sec.gov.

Email sent to Friends of Iora

Subject line: Exciting Announcement from Iora Health

Subhead in email: Iora Health and One Medical to come together

Dear Friends of Iora,
I’m thrilled to share the news that Iora Health and One Medical have entered a merger agreement and plan to combine companies, subject to customary closing conditions and regulatory approval.

You may remember that in December, Iora Health turned 10 years old. I co-founded Iora in 2010 with Chris McKown with a vision to transform healthcare for everyone. Our mission has been to restore humanity to healthcare, and we believe that human-centered, valued-based primary care is the best way to do that. We are enormously proud of what we have created and yet we have much more that we still want to accomplish as part of that mission.

Iora and One Medical are widely considered innovators in technology-powered primary care. Bringing our two companies together to serve both commercial and Medicare populations will allow us to transform healthcare at greater scale across more communities, and for every stage of life.
As a public company in the commercial and Medicare spaces, the combined company will have an incredible opportunity including:
•A larger population of patients to serve
•Complementary and powerful growth opportunities
•Access to capital to invest in technology, people, scale and growth
•Partnerships with some of the largest payers and health systems, as well as working directly with CMS
•Enhanced ability to continue to attract top talent
This will, in turn, allow us to accelerate our combined mission to transform healthcare at scale for our key stakeholders:
•For Patients/Consumers, both of our organizations are known for delighting patients/members with high Net Promoter Scores, while at the same time helping to improve health outcomes and lower costs. Together, we can continue to deliver longitudinal care for our patients/members throughout their entire lifetime.
•For Employers and Payers, both of our organizations can help manage the health of populations and, ultimately, help lower total healthcare costs. Together, we can promote value-based care and results for the organizations who sponsor the Commercial and Medicare populations.
•For Providers and team members, both of our organizations use purpose built technology platforms that enable greater engagement with our patients/members, while also streamlining clinical and administrative tasks associated with the types of patients each serves. Together, we can learn from each other's expertise to amplify our platforms in service of our populations.
•For Health Networks, both of our organizations fit within the existing healthcare ecosystem through alignment with premier partners and participating in insurance networks. Together, we can extend our efforts of developing clinical and digital integrations to better coordinate care on behalf of patients/members.

Together we have the opportunity to serve the majority of the United States through a combined mission-driven, people-centered, technology-powered primary care organization.

Thank you for your support over the past 10 years. I’m confident that joining together with One Medical is the right next step for Iora to reach our goal of transforming healthcare for all.

Rushika Fernandopulle
Co-founder and CEO
Iora Health

This material has been made available to you with the consent of 1Life Healthcare, Inc. (“One Medical”) and Iora Health, Inc. (“Iora”).

Additional Information and Where to Find It

One Medical plans to file with the SEC, and the parties plan to furnish to the security holders of Iora and One Medical, a Registration Statement on Form S-4, which will constitute a prospectus and proxy statement of One Medical and will include an information statement of Iora, in connection with the proposed Merger, referred to as a proxy statement/prospectus, whereupon the separate corporate existence of Merger Sub shall cease and Iora shall continue as the surviving corporation of the Merger as a direct wholly owned subsidiary of One Medical. The proxy statement/prospectus described above will contain important information about One Medical, Iora, the proposed Merger and related matters. A proxy statement/prospectus will be sent to all One Medical stockholders. One Medical also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of One Medical are urged to read the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Merger as they become available because they will contain important information about the proposed Merger.

Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by One Medical through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from One Medical by contacting One Medical’s Investor Relations by email at investor@onemedical.com, or by going to the One Medical web page at https://investor.onemedical.com and clicking on the links titled “Financial Information” and “Investor Services.”

Participants in the Solicitation

The respective directors and executive officers of One Medical and Iora may be deemed to be participants in the solicitation of proxies from One Medical’s stockholders and written consents from the security holders of Iora in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above

Forward Looking Statements

This email contains express and implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed Merger. All statements contained in this email other than statements of historical facts, including business strategy and plans and objectives for future operations, are forward-looking statements. The words “anticipate,” believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “assume,” “project,” “will”, “plan” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, and you should not rely upon the forward-looking statements as predictions of future events. The future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, the ability of One Medical to timely and successfully achieve the anticipated benefits of the Merger and the impact of health epidemics, including the COVID-19 pandemic, on the parties’ respective businesses and the actions the parties may take in response thereto. Although One Medical and Iora believe that the expectations reflected in the forward-looking statements are reasonable, it cannot be guaranteed that future results, levels of activity, performance, achievements or events and circumstances reflected in the forward-looking statements will occur. Except to the extent required by law, One Medical does not undertake to update any of these forward-looking statements after the date of this presentation to conform these statements to actual results or revised expectations. A discussion of factors that may affect future results, including under the heading titled “Risk Factors”, is contained in One Medical’s SEC filings, including the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which may be accessed at www.sec.gov.